

**Stewart Alsop** has served on Meow Wolf, Inc.'s Board of Directors since the corporation formed. For the past 13 years, Stewart has co-run a venture firm, Alsop-Louie Partners, designed to put to use everything he and his partner have learned about entrepreneurship, technology, and innovation over the prior 25 years. Among many other accomplishments, from 2005-2013, Stewart was a member on the board of directors of Sonos, Inc., which has become a thought leader in the world of digital audio and the digital living room.